Tel 312 263 3600 Fax 312 578 6666	Holland & Knight LLP 131 South Dearborn Street 30th Floor Chicago, IL 60603 www.hklaw.com

Michael J. Boland 312 715 5744 michael.boland@hklaw.com

February 24, 2006

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0305

Re:	CFC International, Inc.

Preliminary Information Statement on Schedule 14C

Filed January 17, 2006 File No. 000-27222

Ladies and Gentlemen:

On behalf of CFC International, Inc. (the “Company” or “CFCI”), enclosed for filing under the Securities Exchange Act of 1933, as amended, is Amendment No. 1 to the above-referenced Preliminary Information Statement on Schedule 14C (the “Preliminary Information Statement”) together with the annexes to the Preliminary Information Statement. References to “we” or “our” in the sections entitled “Company Response” are also to CFC International, Inc.

Amendment No. 1 to the Preliminary Information Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission in their letter dated February 13, 2006. Set forth below are the Staff’s comments and the Company’s responses to the Staff’s comments. The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. Bracketed page numbers in a comment are intended to indicate the updated page in the Amendment No. 1 where the comment relates, as applicable. Unless otherwise indicated, references to page numbers below relate to Amendment No. 1 to the Preliminary Information Statement (“Amendment No. 1”) which is marked to show changes from the initial filing of the Preliminary Information Statement. Copies of the Staff’s letter and a marked copy of Amendment No. 1 are being provided supplementally with this letter for the convenience of the Staff.

General

1.	Rule 13e-3 under the Exchange Act provides that each affiliate engaged in a going private transaction must file a Schedule 13E-3 and furnish the required disclosures. Please advise us as to why you believe that the members of your senior management and

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February 24, 2006

the private equity fund sponsor are not affiliates who are engaged in the going private transaction. In particular, we note that senior management will retain their positions with the surviving corporation and also have the right to acquire up to 6% of the surviving corporation’s capital stock. We also note the other benefits received by senior management in connection with the proposed merger discussed under the headings “Interests of Directors and Executive Officers in the Merger” on page 24 and “Equity Financing” on page 21. Please see Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000.

Company Response:

For the reasons discussed below, CFC International, Inc. believed at the time of filing the information statement and continues to believe it is not required to file Schedule 13E-3 because CFC senior management and the private equity fund sponsor, Quad-C Management, Inc., are not affiliates engaged in a going private transaction. We use the term senior management in this response to refer to the CFC executives who will continue employment with CFC after the merger and own equity securities of the surviving corporation, as such senior management as used in this response does not include Roger Hruby, Chairman of CFC and majority shareholder, who will not continue with the surviving corporation in any capacity. We use the term surviving corporation to refer to CFCI Holdings, Inc., which will own all of the equity securities of CFC after the merger. After the merger, Quad-C and its affiliates will own approximately 94%, and senior management will own approximately 6%, of the outstanding equity securities of CFCI Holdings.

Background

The merger is the result of an arm’s-length auction and negotiation process for the sale of CFC conducted through its investment banker during which approximately 177 potential buyers were contacted, 81 parties received confidential information and 10 parties submitted indications of interest. The determination to seek a sale of CFC was made by CFC’s board of directors, not senior management. Only two of the seven members of the CFC board will continue in any capacity with the surviving corporation. These individuals, CFC’s chief executive officer and chief financial officer, will continue in the same capacity with the surviving corporation, receive compensation comparable to their existing compensation and have a collective ownership interest in the surviving corporation of approximately 3.1% compared to an ownership interest of approximately 8.1% in CFC.

In November 2004, Quad-C was contacted about the sale of CFC by CFC’s investment bank as part of this auction process. Quad-C had no ownership interest in CFC and no relationship with senior management at the time of this contact. Quad-C had no previous contact with CFC or its senior management regarding an acquisition nor had it considered an investment in CFC prior to this time. Neither Quad-C nor any Quad-C employees or affiliates has any ownership in CFC.

In May 2005, CFC entered into a letter of intent with Audax Management Company, which was the high bidder in the auction process (Quad-C was the second high bidder in a final group of three bidders). In July 2005, the letter of intent with Audax was terminated after Audax requested a purchase price adjustment. CFC’s investment bank invited Quad-C and the other last

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stage bidder to submit revised offers and Quad-C’s offer was higher. Quad-C and CFC negotiated a letter of intent which was signed September 23, 2005. During the last quarter of 2005, Quad-C continued its diligence and the parties continued negotiation of the terms of the acquisition. Quad-C’s discussions with senior management concerning their future with the surviving corporation were handled independently of the merger negotiations. Quad-C did not offer or negotiate specific arrangements with senior management until December 20, 2005. Quad-C did orally discuss its standard management compensation program during its earlier meetings with CFC. Quad-C’s standard management compensation program consists of the continuation of existing salary and bonus levels, an opportunity for the cash purchase of equity by management and an incentive stock option program with a vesting schedule based entirely on the surviving corporation’s performance.

Rule 13e-3 applies to transactions involving the issuer and an affiliate of such issuer. Roger Hruby, Chairman of CFC, is the controlling shareholder of CFC, beneficially owning more than 59% of the outstanding common shares and all of the Class B non-voting shares. Consequently, Mr. Hruby is in a position, without the vote of any other shareholder, to elect and/or replace all of the directors of CFC and to approve all transactions requiring shareholder approval. Mr. Hruby, as the beneficial owner of 59% of CFC’s outstanding common stock, executed a written consent to approve the merger in his capacity as shareholder and agreed to enter into a shareholders’ support agreement with respect to the merger. No further shareholder action is necessary to approve the merger which will be completed 20 days following distribution of the information statement in accordance with SEC rules. In the merger, Mr. Hruby will receive the same cash consideration for his CFC stock as other shareholders ($16.75 per share). He will not own any stock in the surviving corporation and will not be a director, officer or employee of the surviving corporation. In addition, while two members of senior management are on the CFC board, the remaining directors (Mr. Hruby and four outside directors) are in a position to control board decisions. While senior management might technically be considered affiliates of CFC, they are not in a position to exercise control over CFC as management of a typical public company might given Mr. Hruby’s position as majority shareholder and senior management did not exercise control in respect of, or materially participate in (other than in their capacity as directors), the decision to seek to sell CFC or deciding which party would be the buyer of CFC.

Factors Determining Whether Senior Management is Engaged in a Going Private Transaction

Comment 1 references Section II.D.3 of the Current Issues and Rulemaking Projects Outline dated November 14, 2000 which indicates that the factors considered in determining if senior management is engaged in a going private transaction include whether:

… management ultimately would hold a material amount of the surviving corporation’s outstanding equity securities, occupy seats on the board of this company in addition to senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2 …

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The SEC staff has also suggested the following factors in determining whether a Schedule 13E-3 filing is required:

… increases in consideration to be received by management, alterations in management’s executive agreements favorable to management, the equity participation of management in X [the surviving corporation] and the representation of management on the board of X [surviving corporation].

Question P.3., Manual of Publicly Available Telephone Interpretations (July 1997).

As outlined in more detail below,

•	senior management’s ownership percentage in the surviving corporation will be lower than its current ownership percentage in CFC and is at a level that is not material in light of the fact that Quad-C will own 94% of the surviving corporation;

•	the number of seats on the surviving corporation’s board held by senior management after the merger will be lower (only one) than the number of seats held on the CFC board (three) and Quad-C will designate the remaining directors none, of whom will be senior management or employees of the surviving corporation;

•	senior management’s compensation after the merger is expected to remain the same as existing compensation; however the requirements for senior management to achieve the management bonus will be more stringent in the first year following the merger; and

•	senior management will not be in a position to control the surviving corporation.

Management Ownership

Senior management will not own a material amount of securities of the surviving corporation and collectively their ownership percentage will be lower than its current ownership in CFC. Currently, senior management collectively own 8.3% of the outstanding common stock of CFC and has voting power with respect to 0.6% of this stock. (Dennis Lakomy, CFC’s chief financial officer, has granted Mr. Hruby a voting proxy with respect to 314,133 shares held by him which is 98% of his ownership position.)

Senior management has been given the opportunity to make a cash equity investment in the surviving corporation on the same terms and for the same cash purchase price as Quad-C which, if fully purchased, would result in senior management owning approximately 6% of the outstanding equity securities of the surviving corporation. No individual member of senior management would own more than 2% of the outstanding equity securities of the surviving corporation. While Quad-C expects senior management will purchase equity securities in the surviving corporation, these purchases are not a condition to Quad-C’s obligation to close the merger. The equity ownership opportunity was offered by Quad-C because it believes that management better serves a company’s shareholders if it has an equity stake in the company. Quad-C did not propose the details of the equity ownership opportunity until December 2005, three months after the CFC board had selected Quad-C as buyer and entered into a letter of intent with Quad-C. Equity ownership was neither suggested by senior management nor is it a condition to their continued employment by the surviving corporation. In addition, Quad-C is not providing any financial assistance to senior management for the purchase of equity securities in the surviving corporation (i.e., there are no loans being made or no deferred payment arrangements).

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The ownership information for each of the individual senior managers before the merger and after the merger (assuming the equity investment is fully purchased by senior management) is set forth below:

Senior Management	CFC*	Surviving Corporation*
Gregory Jehlik	0.1%
Dennis Lakomy	8.0%	1.75%
William Herring	0.2%	1.35%
Six Remaining Managers	0%	0.90%

Total	8.3%	2.00%

		6.00%

*	Ownership percentages do not include stock options.

Consequently, senior management will hold approximately 6% of the outstanding equity securities of the surviving corporation (assuming the equity investment is fully purchased by senior management), an immaterial amount in view of Quad-C’s ownership of the remaining 94% of the equity securities and senior management’s greater current ownership of CFC.

Senior Management Directors

Currently, management of CFC, including Mr. Hruby, holds three of seven seats on the CFC board of directors. Following the merger, the board of directors of the surviving corporation will consist of five members, one of which will be the chief executive officer of CFC (currently a member of senior management). Quad-C will select the remaining directors and these individuals will not be members of management. Consequently, the number of director seats held by senior management will be lower after the merger than it is currently. While one member of senior management will serve as a director of the surviving corporation, we note that the SEC in adopting Rule 13e-3 stated that “the Commission would not view a person as an affiliate of the purchaser solely because such person … is elected or there is an agreement to elect such person as an executive officer or director of the purchaser.” Release No. 34-16075 (August 2, 1979), note 6.

Senior Management Compensation

Management compensation will remain the same after the merger. Current salaries will remain in place and all employees, including senior management, will continue to participate in the same gainshare bonus program that is currently in place at CFC. However, bonuses for management will be subject to more stringent payout requirements in the first year following the merger. Currently, management begins to earn a bonus when CFC achieves 85% of its operating income budget and the targeted bonus amount is earned at 100% of the operating income budget. Following the merger, management will earn a bonus for 2006 only when operating income

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reaches 92.5% of budget and will earn the target bonus at 105% of budget rather than 100%. We note that in adopting Rule 13e-3, the SEC noted “the Commission would not view a person as an affiliate of the purchaser solely because such person enters into or agrees to enter into a reasonable and customary employment agreement …” Id.

Management of the surviving corporation, including senior management, will participate in the surviving corporation’s incentive stock option plan. Options granted under the plan will vest based entirely on performance and only if:

•	the surviving corporation meets specified five year cumulative EBITDA levels, or

•	certain internal rate of return thresholds for Quad-C are achieved.

The employee must continue to be an employee until the options vest or they will expire (unless employment terminates as a result of death or disability, in which case a specified percentage will conditionally vest, but if the EBITDA or internal rate of return targets are not met, they will expire). Senior management are expected to receive options that would allow them to acquire approximately 5% to 12% of the surviving corporation’s equity securities depending on the level of performance achieved by the surviving corporation over the five years after the merger. Since these options do not vest and are not exercisable for five years, senior management would not beneficially own (as defined by Rule 13d-3) shares subject to these options following the merger. Unlike the existing CFC option plan which is not performance based and provides for vesting based on passage of time, there is a substantial risk that options under the surviving corporation’s plan will not vest, since no option vests unless the performance targets are met and the performance targets set by Quad-C must be met while operating as a highly leveraged company.

In view of the arrangements with the surviving corporation, senior management is not receiving an increase in consideration or alterations in their compensation favorable to senior management. In addition, the specifics of these arrangements were determined more than three months after the CFC board had selected Quad-C as buyer and entered into a letter of intent with Quad-C.

No Senior Management Control of Surviving Corporation

Senior management will own only approximately 6% of the equity of the surviving corporation. Quad-C and its affiliates will own 94%. Under the terms of the shareholders agreement to be entered into in connection with the merger, Quad-C will be in a position to control the surviving corporation. The board of directors will consist of five to seven persons. Quad-C will designate four of five directors for a five member board and five directors if the board consists of six or seven members. Currently, Quad-C plans a five member board with four Quad-C directors and one director being the chief executive officer of CFC (only a majority of the directors is required to approve corporate action under the surviving corporation’s bylaws). Through its control of the board, Quad-C will control all decisions. In particular, the shareholders agreement permits Quad-C to arrange for a sale of the company and requires senior management to sell their equity securities as part of that sale.

Consequently, by virtue of its 94% ownership and the provisions of the shareholders agreement, Quad-C will control the surviving corporation. Effectively, senior management will continue as it has before, with one controlling shareholder (Quad-C) substituting for another (Roger Hruby), and will have no control over the surviving corporation.

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Conclusion

CFC believes that the merger does not constitute a going private transaction and no Schedule 13E-3 is required because the merger is the result of an arm’s-length auction and negotiation process with Quad-C, an unaffiliated acquiror, and senior management are not affiliates engaged in a going private transaction within the meaning of Rule 13e-3 in view of:

•	the controlling 59% share ownership of Mr. Hruby in CFC that resulted in senior management having no influence on the decision when and whether the company would be sold, and if so, who the acquirer would be;

•	Mr. Hruby is selling 100% of his shares for the same cash consideration as the other shareholders of CFC and will not be an employee, director, or shareholder of the surviving corporation;

•	the reduction in senior management’s equity ownership from 8.3% before the merger to approximately 6% in the surviving corporation after the merger;

•	the reduction in the number of board seats held by senior management after the merger;

•	senior management compensation being no more favorable after the merger; and

•	senior management not being in control of the surviving corporation following the merger.

2.	Please advise us as to what consideration you have given to Securities Act registration or an exemption therefrom for the CFCI Holdings shares being offered to members of management.

Company Response: Each of the nine members of senior management who have been offered the opportunity to purchase CFCI Holdings shares are accredited investors under Regulation D promulgated under the Securities Act. The CFCI Holdings shares offered to management participants will be offered and sold pursuant to exemptions under Section 4(2), and/or in accordance with a share purchase plan under Rule 701 of the Securities Act.

Summary, page S-l

3.	Please relocate the Summary section so that it precedes the Q&A section. See Instruction 2 to Item 1001 of Regulation M-A.

Company Response: In response to the Staff’s comment, we have amended the Preliminary Information Statement to relocate the Summary section so that it precedes the Q&A section as requested. [Pages S-1 through S-6 and Q-1 and Q-2]

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4.	Please revise to eliminate information that you repeat in the Summary section and Q&A section. For purposes of eliminating redundancies and grouping like information together, please view the sections as one section. We suggest you discuss the material and substantive disclosure in the Summary section and the procedural questions with short, clear answers in the Q&A section.

Company Response: We have amended the Preliminary Information Statement to revise the Summary section and the Q&A section in the manner suggested in the Staff’s comments. [Pages S-1 through S-6, and Q-1 and Q-2]

Background, page 2

5.	Please expand the disclosure in this section to discuss the reasons why the board did not establish a special committee of its independent directors to consider the various strategic alternatives, including the proposed merger. In this regard, we note that three members of senior management serve on the board and it appears they will receive significant benefits in connection with any strategic alternative pursued by your company.

Company Response: In response to the Staff’s comments, we have revised the Preliminary Information Statement to expand the disclosure in the Background section. [Page 2]

6.	Please expand the disclosure in the second paragraph to discuss the reasons why the board decided that it was in the best interests of your stockholders to explore strategic alternatives.

Company Response: In response to the Staff’s comments, we have amended the Preliminary Information Statement to expand the disclosure in the Background section. [Page 2]

7.	We note the disclosure in the fourth paragraph on page 5. Please disclose why substantial weight was not given to your stock price following the inclusion of your stock on the IBD 100 Index in March 2005.

Company Response: In response to the Staff’s comments, we have amended the Preliminary Information Statement to provide the requested disclosure. [Pages 5 and 6]

8.	We note the disclosure in the fourth bullet point under the heading “Reasons for the Merger” on page 10. Please expand the disclosure in this section to discuss the agreements relating to Mr. Hruby.

Company Response: We have revised the “Reasons for the Merger” section in response to the Staff’s comments in this Comment 8, as well as Comments 9 , 10, 11, 12, 13, 14 and 15. In particular, we have amended the Preliminary Information Statement to expand the disclosure and have included a cross-reference to the more detailed explanation of Mr. Hruby’s indemnification agreements. [Page 12, fourth bullet point]

9.	We note the disclosure in the first bullet point on page 11. Please expand the disclosure in this section to discuss the board’s view of CFCI Holdings’ financing commitments and its ability to fund the merger consideration. We note that the bank financing for this transaction is still subject to the negotiation of final documents that will in turn contain

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various conditions to funding. Financing therefore does not appear to be assured, and we note that the merger is subject to a financing condition. In this regard, please also tell us why you do not believe that financial information of CFCI Holdings is material to investors, or include the information contemplated by Item 14(c)(l) of Schedule 14A. We may have additional comments upon review of your response.

Company Response: We have revised the “Reasons for the Merger” section in response to the Staff’s comments in this Comment 9, as well as Comments 8, 10, 11, 12, 13, 14 and 15. In particular, we have amended the Preliminary Information Statement to respond to this comment. [Page 12, second to last bullet point]

Further, we do not believe financial information of CFCI Holdings is material to investors as the consideration payable to stockholders consists wholly of cash to be delivered at closing and the board of directors believes that the conditions to financing contained in the commitment letter of the Royal Bank of Scotland appear customary and are likely to be satisfied to permit funding at closing. Additionally, further assurances of the financial capabilities of the buyer would not provide the stockholders with additional information concerning the fair value of the company (or otherwise assist a stockholder in any determination of whether to exercise dissenters’ rights). Also, as stated on page S-1 of the Preliminary Information Statement Quad-C is a substantial private equity firm, with over $2 billion of assets under management. Finally, if the merger were not to close as a result of the failure of CFCI Holdings to obtain its financing, stockholders would continue as stockholders of CFC.

10.	We note the disclosure in the eighth bullet point on page 11. Please expand the disclosure in this section to discuss the role of the principal stockholders in the sales process.

Company Response: We have revised the “Reasons for the Merger” section in response to the Staff’s comments in this Comment 10, as well as Comments 8, 9, 11, 12, 13, 14 and 15. In particular, we have amended the Preliminary Information Statement to expand the disclosure as requested to this comment. [Page 14, first paragraph]

Reasons for the Merger, page 10

11.	The factors considered by the board must be explained in sufficient detail so as to enable stockholders to understand them. Conclusory statements or listing of generalized areas of consideration are not sufficient. Please revise to explain in greater detail how each factor supported the board’s determinations.

Company Response: We have amended the Preliminary Information Statement to revise the “Reasons for the Merger” section in response to the Staff’s comments in this Comment 11, as well as Comments 8, 9, 10, 12, 13, 14 and 15. [Pages 11 through 14]

12.	We note the disclosure in the first bullet point. Please disclose the fundamental value determined by Houlihan Lokey.

Company Response: We have revised the “Reasons for the Merger” section in response to the Staff’s comments in this Comment 12, as well as Comments 8, 9, 10, 11, 13, 14 and 15. In particular, we have amended the Preliminary Information Statement to disclose the information requested by this comment. [Page 11, last bullet point]

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13.	We note the disclosure in the last bullet point on page 11. Please explain how an extension of benefits supports the board’s determinations that the proposed merger is in the best interests of stockholders. In this regard, we note that such a provision is likely to reduce the consideration paid to stockholders because it increases the operating costs of the surviving corporation. In responding to this comment, please address the conflict of interest for senior management, which negotiated this provision and will directly benefit since they will continue to be employees of the surviving corporation. In addition, please address the benefit extension of 18 months that is discussed in the last sentence under the heading “Employee Obligations” on page 49.

Company Response: We have revised the “Reasons for the Merger” section in response to the Staff’s comments in this Comment 13, as well as Comments 8, 9, 10, 11, 12, 14 and 15. In particular, we have amended the Preliminary Information Statement to remove benefits continuation as a specified supporting factor.

However, we respectfully disagree with your statement that the continuation of existing employee benefits is likely to “increase the operating costs” of the surviving corporation. We believe the company’s benefit package is competitive and fairly priced and not extraordinary. The benefits which continue are general employment benefits (medical, dental, etc.) currently available across the board to all employees of CFC. These same benefits are currently provided and paid for by CFC. These kinds of benefits are provided by companies to their employees in order to retain their services. If the surviving corporation did not offer similar types and amounts of benefit coverages it would not have any continuing employees. The services of the employees are critical to CFC until the closing occurs (and if it does not occur, thereafter) and to the surviving company following the closing, and continuing the benefits under their current terms will preserve the value of the company. This provision also gives employees peace of mind during the interim period prior to closing and avoids disruptions from employee turnover due to uncertainty which could harm shareholder value.

Please also see our response to Comment 24 below, with respect to the other continuing employee benefits now discussed on page 28 of the Preliminary Information Statement.

14.	We note the disclosure in first bullet point on page 12. Please revise to discuss whether the board considered the relation of the per share purchase price to the trading price of your stock as of a more recent date. We note the disclosure in the section entitled “Public Market Prices and Premium Paid” on page 16.

Company Response: We revised the “Reasons for the Merger” section in response to the Staff’s comments in this Comment 14, as well as Comments 8, 9, 10, 11, 12, 13 and 15. In particular, we have amended the Preliminary Information Statement to discuss the board’s consideration of our recent stock trading prices. [Page 14, second paragraph]

15.	We note the disclosure in the third bullet point of the discussion regarding the procedural safeguards on page 12. It appears that certain of your directors are also members of senior management. Please explain in greater detail how this item consisted of a procedural safeguard, especially in light of the fact that the investment by management was first raised in March 2005 and appears to have been considered by the board. In this regard, we note the disclosure in the last sentence of the fifth paragraph on page 3.

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Company Response: We have revised the “Reasons for the Merger” section in response to the Staff’s comments in this Comment 15, as well as Comments 8, 9, 10, 11, 12, 13 and 14. In particular, we have amended the Preliminary Information Statement to respond to this comment by removing the disclosure as a specified safeguard. We also note that while the disclosure (now on page 4) you cite is correct (namely, that each of the initial proposals of the final three included a reference to a requirement that management would invest in the acquiring entities), the final proposals of these bidders did not include management investment as a condition to a transaction.

Further, we direct your attention to our Company Response to your Comment 1 above, under “Background,” for discussion of the background of the CFCI Holding’s offering of an investment opportunity to our management.

Opinion of Houlihan Lokey, page 13

16.	Please revise the second paragraph to eliminate the qualifications regarding the summary of Houlihan Lokey’s fairness opinion, as stockholders are entitled to solely rely on the disclosure in your information statement. Please also comply with this comment in the first paragraph under the heading “Appraisal Rights” on page 28 and in the second and third sentences of the first paragraph under the heading “The Merger Agreement” on page 35.

Company Response: In response to the Staff’s comments, we have amended the Preliminary Information Statement to eliminate the qualifications in the identified paragraphs as requested. [Pages 15, 29 and 35]

17.	We note that Houlihan Lokey assumed that the final merger agreement would not differ materially from the draft merger agreement it reviewed in connection with providing its fairness opinion. Please disclose how the merger agreement changed subsequent to the draft Houlihan Lokey reviewed and indicate whether these changes were material.

Company Response: There were no material changes to the draft merger agreement following Houlihan Lokey’s review. Draft stamps were removed from the document, and execution dates were inserted. We have revised the Preliminary Information Statement to reflect these facts in “The Merger – Background”. [Page 9]

18.	Please revise the disclosure in the second full paragraph on page 15 to clarify that Houlihan Lokey rendered a fairness opinion in 2005 regarding the proposed transaction with Audax.

Company Response: In response to the Staff’s comments, we have amended the Preliminary Information Statement to clarify the disclosure as requested. [Page 16]

19.	Provide us supplementally with a copy of any board books or similar materials that Houlihan Lokey gave to the board in connection with its presentation.

Company Response: As requested, we have provided the Staff supplementally with a copy of the board book that Houlihan Lokey gave to the board in connection with its presentation.

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Use of Houlihan Lokey as a Financial Advisor, page 19

20.	Please disclose whether the board considered other financial advisors and, if so, why it selected Houlihan Lokey to act as its financial advisor.

Company Response: The Company sought and received quotes from William Blair & Company LLC, Davenport & Company LLC and Houlihan Lokey. The Company retained Houlihan Lokey on the basis of their experience in providing fairness opinions generally, their knowledge of the chemicals coating industry in particular and their general business reputation. The Company had no prior relationship with Houlihan Lokey. We have amended the Preliminary Information Statement to disclose this information in “The Merger – Background”. [Page 4]

21.	Please disclose any instructions the board gave to Houlihan Lokey and whether and to what extent the board imposed any limitations on the scope of Houlihan Lokey’s investigations. See Item 1015(b)(6) of Regulation M-A.

Company Response: The board of directors did not give Houlihan Lokey any instructions, nor did it limit the scope of Houlihan Lokey’s investigations. We have amended the Preliminary Information Statement to add this disclosure. [Page 21]

Material U.S. Federal Income Tax Consequences . . . , page 22

22.	Please remove the statements that this discussion is “for informational purposes only,” as it may suggest to investors that they can not rely on the discussion.

Company Response: In response to the Staff’s comments, we have amended the Preliminary Information Statement to remove the statements as requested. [Page 23]

Appraisal Rights, page 28

23.	Remove the statement that this is not a “complete summary.” A summary, by its nature is not complete. The language suggests that you may not have outlined the material provisions of the appraisal rights.

Company Response: In response to the Staff’s comments, we have amended the Preliminary Information Statement to remove the statement as requested. [Page 29]

Employee Obligations, page 49

24.	We note the disclosure in the last sentence. Please clarify which employees will receive the benefit of the 18-month extension. In addition, please identify those benefits that will be extended for 18 months.

Company Response: In response to the Staff’s comments, we have amended the Preliminary Information Statement to delete this disclosure as inaccurate. Instead, we have added an additional paragraph to “The Merger – Interests of Executive Officers and Directors in the Merger” to identify the benefits provided and the persons who receive those benefits and to clarify that these benefits are existing obligations of CFC and will be continuing obligations of the surviving corporation, and are not new benefits nor extensions or amendments of, or additions to, any benefits provided to these persons. [Pages 28 and 46]

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Annex D

25.	We note the disclosure in the first sentence of the third paragraph on page 3 that the opinion is “not intended to, and does not, confer any rights or remedies upon any other person.” Please be advised that stockholders are entitled to rely on the opinion. Please have Houlihan Lokey revise its opinion accordingly.

Company Response: In response to the Staff’s comments, Houlihan Lokey has revised its opinion as requested, and redelivered it to the Company. Annex D now reflects this revision to the opinion at Page D-3.

26.	We note the disclosure in the first sentence of the third paragraph on page 3 that the opinion “is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent.” Please have Houlihan Lokey revise its opinion to clarify that it has consented to the use of its opinion in your information statement.

Company Response: In response to the Staff’s comments, Houlihan Lokey has revised its opinion as requested, and redelivered it to the Company. Annex D now reflects this revision to the opinion at Page D-3.

Additionally, you will note that we have amended the Preliminary Information Statement to update certain other information (e.g., the early termination under HSR and the filing of an additional stockholder lawsuit).

*     *     *     *

In connection with responding to the Staff’s comments, the Company has authorized me to state on its behalf that it to acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments with respect to this letter or the Preliminary Information Statement may be directed to the undersigned at (312) 715-5744 or by facsimile at (312) 578-6666.

Very truly yours,

HOLLAND & KNIGHT LLP

/s/ Michael J. Boland

Securities and Exchange Commission

February 24, 2006

MJB:ph

cc:	Roger F. Hruby, CFC International, Inc.

Dennis W. Lakomy, CFC International, Inc.

Leslie S. Grandis, McGuireWoods, LLP